UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41858

Okeanis Eco Tankers Corp.

(Translation of registrant’s name into English)

c/o OET Chartering Inc., Ethnarchou Makariou Ave., & 2 D. Falireos St., 185 47 N. Faliro, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release published by Okeanis Eco Tankers Corp. on December 20, 2024, titled “Okeanis Eco Tankers Corp. - Financial Calendar.”

This report on Form 6-K contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide Okeanis Eco Tankers Corp.'s (the “Company”) current expectations or forecasts of future events. Forward-looking statements include statements about the Company's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company's actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company's filings with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19), including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the U.S. Securities and Exchange Commission's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Okeanis Eco Tankers Corp.

By:	/s/ Iraklis Sbarounis
Name:	Iraklis Sbarounis
Title:	Chief Financial Officer

Date: December 20, 2024